             A new Exhibit H is hereby added as follows:

   "EXHIBIT H

                   H.J. HEINZ II CHARITABLE AND FAMILY TRUST

   Set forth below are the names, citizenship, residence or business addresses and present principal occupation or employment and the principal business and address of any corporation or other organization in which such employment is conducted, in each case with respect to each trustee of the Charitable and Family Trust (other than the name, such information is provided below only if it does not appear elsewhere herein):

   Teresa Heinz

   Mellon Bank, N.A.

   A. Lawrence Groo

        Set forth below is the beneficial ownership of shares of Common Stock of each of the trustees of the Charitable and Family Trust, unless such information appears elsewhere herein, in addition to their respective shared voting power and shared dispositive powers with respect to shares of Common Stock of the Charitable and Family Trust:

        Mr. Groo has shared voting and dispositive power with respect to 324,000 shares of Common Stock that are held in 4 trusts (0.1% of the outstanding Common Stock).

        No trustee has effected any transaction in shares of Common Stock during the sixty day period preceding the date of this Statement except Mellon Bank, N.A. (see Exhibit D hereof).

        The shares of Common Stock held by the trustees are held by them for the benefit of beneficiaries of the members of the Group which persons in some cases, have the right to receive dividends on, or the proceeds from the disposition of, the Common Stock so held. No person has the right to receive dividends or proceeds from 5% or more of the outstanding Common Stock held by such trustees except for Mellon Bank, N.A. (See Exhibit D hereof)."


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